UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TELUS International (Cda) Inc.
(Name of Issuer)
Subordinate Voting Shares
(Title of Class of Securities)
87975H100
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87975H100

1		NAMES OF REPORTING PERSONS Riel B.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,427,857[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,427,857[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,427,857[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.7%[2]
12		TYPE OF REPORTING PERSON (see Instructions) CO

1 Consists of 53,427,857 multiple voting shares (“Multiple Voting Shares”) of the TELUS International (Cda) Inc. (the “Issuer”). Multiple Voting Shares are convertible into Subordinate Voting Shares of the Issuer (the “Subordinate Voting Shares”) on a one-for-one basis at the option of the Reporting Person and automatically upon the occurrence of certain events.  Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
2 This percentage is calculated based upon (i) 66,046,364 Subordinate Voting Shares outstanding as of December 31, 2021, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022 (the “2021 20-F”) and 53,427,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person.  In addition, the Issuer reported in the 20-F that there were 199,931,876 Multiple Voting Shares outstanding as of December 31, 2021.  The Reporting Person, therefore, held 26.7% of the outstanding Multiple Voting Shares, which represents 25.9% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2021.

CUSIP No. 87975H100

1		NAMES OF REPORTING PERSONS The Baring Asia Private Equity Fund VI, L.P.1
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,427,857[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,427,857[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,427,857[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.7%[2]
12		TYPE OF REPORTING PERSON (see Instructions) PN

1 Consists of 53,427,857 Multiple Voting Shares. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the Reporting Person and automatically upon the occurrence of certain events.   Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
2 This percentage is calculated based upon (i) 66,046,364 Subordinate Voting Shares outstanding as of December 31, 2021, as reported in the 20-F and 53,427,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person.  In addition, the Issuer reported in the 20-F that there were 199,931,876 Multiple Voting Shares outstanding as of December 31, 2021.  The Reporting Person, therefore, held 26.7% of the outstanding Multiple Voting Shares, which represents 25.9% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2021.

CUSIP No. 87975H100

1		NAMES OF REPORTING PERSONS The Baring Asia Private Equity Fund VI, L.P.2
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,427,857[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,427,857[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,427,857[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.7%[2]
12		TYPE OF REPORTING PERSON (see Instructions) PN

1 Consists of 53,427,857 Multiple Voting Shares. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the Reporting Person and automatically upon the occurrence of certain events.   Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
2 This percentage is calculated based upon (i) 66,046,364 Subordinate Voting Shares outstanding as of December 31, 2021, as reported in the 20-F and 53,427,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person.  In addition, the Issuer reported in the 20-F that there were 199,931,876 Multiple Voting Shares outstanding as of December 31, 2021.  The Reporting Person, therefore, held 26.7% of the outstanding Multiple Voting Shares, which represents 25.9% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2021.

CUSIP No. 87975H100

1		NAMES OF REPORTING PERSONS Baring Private Equity Asia GP VI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,427,857[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,427,857[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,427,857[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.7%[2]
12		TYPE OF REPORTING PERSON (see Instructions) PN

1 Consists of 53,427,857 Multiple Voting Shares. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the Reporting Person and automatically upon the occurrence of certain events.   Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
2 This percentage is calculated based upon (i) 66,046,364 Subordinate Voting Shares outstanding as of December 31, 2021, as reported in the 20-F and 53,427,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person.  In addition, the Issuer reported in the 20-F that there were 199,931,876 Multiple Voting Shares outstanding as of December 31, 2021.  The Reporting Person, therefore, held 26.7% of the outstanding Multiple Voting Shares, which represents 25.9% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2021.

CUSIP No. 87975H100

1		NAMES OF REPORTING PERSONS Baring Private Equity Asia GP VI Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,427,857[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,427,857[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,427,857[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.7%[2]
12		TYPE OF REPORTING PERSON (see Instructions) CO

1 Consists of 53,427,857 Multiple Voting Shares. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the Reporting Person and automatically upon the occurrence of certain events.   Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
2 This percentage is calculated based upon (i) 66,046,364 Subordinate Voting Shares outstanding as of December 31, 2021, as reported in the 20-F and 53,427,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person.  In addition, the Issuer reported in the 20-F that there were 199,931,876 Multiple Voting Shares outstanding as of December 31, 2021.  The Reporting Person, therefore, held 26.7% of the outstanding Multiple Voting Shares, which represents 25.9% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2021.

CUSIP No. 87975H100

1		NAMES OF REPORTING PERSONS Jean Eric Salata
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 53,427,857[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 53,427,857[1]
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,427,857[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.7%[2]
12		TYPE OF REPORTING PERSON (see Instructions) IN

1 Consists of 53,427,857 Multiple Voting Shares. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the Reporting Person and automatically upon the occurrence of certain events.   Holders of Multiple Voting Shares are entitled to ten (10) votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one (1) vote per Subordinate Voting Share.
2 This percentage is calculated based upon (i) 66,046,364 Subordinate Voting Shares outstanding as of December 31, 2021, as reported in the 20-F and 53,427,857 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares beneficially owned by the Reporting Person.  In addition, the Issuer reported in the 20-F that there were 199,931,876 Multiple Voting Shares outstanding as of December 31, 2021.  The Reporting Person, therefore, held 26.7% of the outstanding Multiple Voting Shares, which represents 25.9% of the combined voting power of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares, as of December 31, 2021

CUSIP No. 87975H100

Item 1(a)	Name of Issuer:
TELUS International (Cda) Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
510 West Georgia Street, Floor 7, Vancouver, British Columbia V6B 0M3, Canada
Item 2(a)	Name of Person Filing:

Each of the following is hereinafter referred to as a “Reporting Person.”  This statement is filed on behalf of:
(i)  Riel B.V.;
(ii)  The Baring Asia Private Equity Fund VI, L.P.1 (“Fund VI1”);
(iii)  The Baring Asia Private Equity Fund VI, L.P.2 (“Fund VI2”);
(iv)  Baring Private Equity Asia GP VI, L.P. (“Fund VI GP”);
(v)  Baring Private Equity Asia GP VI Limited (“Fund VI Limited”); and
(vi)  Jean Eric Salata.

The relationships among the Reporting Persons are described in Item 4 of this statement.
The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the Riel B.V. is Jupiter Building, Herikerbergweg 88, 1101 CM Amsterdam, The Netherlands. The principal business address of Fund VI1, Fund VI2, Fund VI GP and Fund VI Limited is 309 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. The principal business address of Jean Eric Salata is 3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 2(c)	Citizenship:
Please refer to Row 4 of the cover sheet for the Reporting Person.
Item 2(d)	Title of Class of Securities:
Subordinate voting shares, no par value

CUSIP No. 87975H100

Item 2(e)	CUSIP Number:
87975H100
Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c):
Not Applicable.
Item 4	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 4(a)	Amount beneficially owned:
See the response to Row 9 on the attached cover page.
Item 4(b)	Percent of class:
See the response to Row 11 on the attached cover page.
Item 4(c)	Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:

See the response to Row 5 on the attached cover page.

(ii)  Shared power to vote or to direct the vote:

See the response to Row 6 on the attached cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See the response to Row 7 on the attached cover page.

(iv)  Shared power to dispose or to direct the disposition of:

See the response to Row 8 on the attached cover page.
Riel B.V. is indirectly and wholly-owned by Fund VI1, Fund VI2 and certain of its affiliates.  The general partner of Fund VI and Fund VI2 is Fund VI GP. The general partner of Fund VI GP is Fund VI Limited.  As the sole shareholder of Fund VI Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI1 and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

CUSIP No. 87975H100

Item 5	Ownership of 5 Percent or Less of a Class
Not Applicable.
Item 6	Ownership of More than 5 Percent on Behalf of Another Person
See Item 4.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8	Identification and Classification of Members of the Group
Not Applicable.
Item 9	Notice of Dissolution of Group
Not Applicable.
Item 10	Certifications
Not Applicable.

CUSIP No. 87975H100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 2022
RIEL B.V.
By:	/s/ Gerard Jan van Spall
Name: Title:	Gerard Jan van Spall Director
THE BARING ASIA PRIVATE EQUITY FUND VI, L.P.1
By:	/s/ Tek Yok Hua
Name: Title:
Tek Yok Hua
Director of Baring Private Equity Asia GP VI Limited, acts as the general partner of Baring Private Equity Asia GP VI, L.P., which is the general partner of The Baring Asia Private Equity Fund VI, L.P.1

THE BARING ASIA PRIVATE EQUITY FUND VI, L.P.2
By:	/s/ Tek Yok Hua
Name: Title:
Tek Yok Hua
Director of Baring Private Equity Asia GP VI Limited, acts as the general partner of Baring Private Equity Asia GP VI, L.P., which is the general partner of The Baring Asia Private Equity Fund VI, L.P.2

BARING PRIVATE EQUITY ASIA GP VI, L.P.
By:	/s/ Tek Yok Hua
Name: Title:	Tek Yok Hua Director of Baring Private Equity Asia GP VI Limited, acts as the general partner of Baring Private Equity Asia GP VI, L.P.
BARING PRIVATE EQUITY ASIA GP VI LIMITED
By:	/s/ Tek Yok Hua
Name: Title:	Tek Yok Hua Director
JEAN ERIC SALATA
By:	/s/ Jean Eric Salata
Name:	Jean Eric Salata

CUSIP No. 87975H100
EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  February 14, 2022

RIEL B.V.
By:	/s/ Gerard Jan van Spall
Name: Title:	Gerard Jan van Spall Director
THE BARING ASIA PRIVATE EQUITY FUND VI, L.P.1
By:	/s/ Tek Yok Hua
Name: Title:
Tek Yok Hua
Director of Baring Private Equity Asia GP VI Limited, acts as the general partner of Baring Private Equity Asia GP VI, L.P., which is the general partner of The Baring Asia Private Equity Fund VI, L.P.1

THE BARING ASIA PRIVATE EQUITY FUND VI, L.P.2
By:	/s/ Tek Yok Hua
Name: Title:
Tek Yok Hua
Director of Baring Private Equity Asia GP VI Limited, acts as the general partner of Baring Private Equity Asia GP VI, L.P., which is the general partner of The Baring Asia Private Equity Fund VI, L.P.2

BARING PRIVATE EQUITY ASIA GP VI, L.P.
By:	/s/ Tek Yok Hua
Name: Title:	Tek Yok Hua Director of Baring Private Equity Asia GP VI Limited, acts as the general partner of Baring Private Equity Asia GP VI, L.P.
BARING PRIVATE EQUITY ASIA GP VI LIMITED
By:	/s/ Tek Yok Hua
Name: Title:	Tek Yok Hua Director
JEAN ERIC SALATA
By:	/s/ Jean Eric Salata
Name:	Jean Eric Salata